Exhibit 1

MTS Announces Half Year 2018 Financial Results

Ra’anana, Israel / River Edge, NJ, USA – September 7, 2018 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and call accounting, today released its financial results for the six months ended June 30, 2018.

The Company recorded revenues of $2.9 million for the six months ended June 30, 2018 compared with $3.6 million for the six months ended June 30, 2017. The Company incurred a net loss of $1 million for the six months ended June 30, 2018, or $(0.34) per diluted share compared with a net loss of $(808,000), or $(0.28) per diluted share, for the comparable period in 2017. On a non-GAAP basis (as described and reconciled below), the Company posted a net loss of $785,000, or $(0.25) per diluted share, for the six months ended June 30, 2018 compared with net income of $65,000, or $0.02 per diluted share, for the comparable period in 2017.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2018 reflect our efforts to maintain our operating margins in light of the business pressures that we face. As a result of the continuing weakness in the Vexigo business unit and the industry in which it operates during 2018, we, as previously announced, sold its operation to a third party. The telecommunications side of our business continues to be stable as we have maintained a high level of customer satisfaction. As further indicated below, we are now focused on regaining compliance with NASDAQ’s listing requirements.”

As previously announced, the Company received a NASDAQ Staff Determination letters indicating that it is not in compliance with NASDAQ’s minimum shareholders’ equity and share price continued listing requirements. The Company submitted its plan to regain compliance with the minimum $2.5 million in shareholders’ equity requirement as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and it received a notice from the Listing Qualifications Department of NASDAQ advising that it has until November 5, 2018 to regain compliance. The Company’s plan to regain compliance is based in part on various cost-cutting measures, including a reduction in number of personnel that was implemented in the second quarter of this year, and other steps to regain profitability in 2018. In addition, the Company has entered into a letter of intent with an institutional investor that has agreed to invest $1,500,000 in consideration for the Company issuing a new class of convertible preferred stock. Such issuance, which was approved by the Board of Directors of the Company on June 18, 2018, will require shareholder approval, which is expected to be obtained in the early Fall. The investor has also already invested an additional $200,000 in consideration for the issuance of 175,439 of the Company’s Ordinary Shares at the end of June, 2018. As a result of this expected aggregate capital infusion of $1.7 million, the Company expects to regain compliance with the $2.5 million stockholders’ equity requirement. No assurance can be given that the Company and the investor will enter into a definitive agreement or that shareholder approval will be obtained to effectuate the proposed issuance.

The Company’s history of losses from operations, accumulated deficit and its cash position as of June 30, 2018 of approximately $680,000 raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets (net of tax effect)
•	Stock based compensation expenses
•	Reorganization and other non-recurring costs
•	Loss from discontinued operation

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. See below for a reconciliation of GAAP to non-GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and call accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar, CFO

Tel: +972-9-7777-540

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$679	$1,175
Restricted cash	1,138	1,058
Trade receivables, net	299	564
Other accounts receivable and prepaid expenses	92	63
Assets of discontinued operations	278	1,301

Total current assets	2,486	4,161

LONG-TERM ASSETS:
Severance pay fund	677	856

PROPERTY AND EQUIPMENT, NET	87	108

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	31	42

Total other assets	3,510	3,521

Total assets	$6,760	$8,646

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$201	$307
Deferred revenues	1,517	1,744
Accrued expenses and other liabilities	2,231	2,284
Liabilities of discontinued operations	631	1,380

Total current liabilities	4,580	5,715

LONG-TERM LIABILITIES
Accrued severance pay	890	1,073
Deferred tax liability	144	146

Total long-term liabilities	1,034	1,219

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	27	25
Additional paid-in capital	28,439	28,188
Treasury shares	(29)	(29)
Accumulated deficit	(27,291)	(26,472)

Total shareholders' equity	1,146	1,712

Total liabilities and shareholders' equity	$6,760	$8,646

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
Revenues:
Services	$2,341	$2,918
Product sales	535	712

Total revenues	2,876	3,631

Cost of revenues:
Services	935	734
Product sales	213	185

Total cost of revenues	1,148	919

Gross profit	1,728	2,712

Operating expenses:
Research and development	505	906
Selling and marketing	857	764
General and administrative	1,224	879
Total operating expenses	2,586	2,549

Operating profit (loss)	(858)	163
Financial income, net	8	12
Income (loss) before taxes on income	(850)	175
Taxes (benefit) on income	(5)	2
Net income (loss) from continuing operations	$(845)	$173
Loss from discontinued operations	(204)	(981)
Net loss	$(1,049)	(808)

Net loss per share:

Basic net (loss) per Ordinary share from continuing operations	$(0.27)	$0.06
Basic net loss per Ordinary share from discontinued operations	$(0.07)	$(0.34)
Basic net loss per Ordinary share	$(0.34)	$(0.28)
Diluted net (loss) per Ordinary share from continuing operations	$(0.27)	$0.05
Diluted net loss per Ordinary share from discontinued operations	$(0.07)	$(0.34)
Diluted and net loss per Ordinary share	$(0.34)	$(0.28)
Weighted average number of Ordinary shares used in computing basic net loss per share	3,120,833	2,909,515
Weighted average number of Ordinary shares used in computing diluted net loss per share	3,120,833	3,309,515

RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017

GAAP net income (loss) from continuing operations	(845)	173

Stock-based compensation expenses	50	(30)
Intangible assets amortization, net of tax effects	10	11
Reorganization and other non-recurring costs	-	(89)

Non-GAAP net income (loss)	$(785)	$65

GAAP basic net earnings (loss) per ordinary share from continuing operations	$(0.27)	$0.06

GAAP diluted net earnings (loss) per ordinary share from continuing operations	$(0.27)	$0.05

Non-GAAP basic net earnings (loss) per ordinary share	$(0.25)	$0.02

Non-GAAP diluted net earnings (loss) per ordinary share	$(0.25)	$0.02

Weighted average number of ordinary shares used in computing non-GAAP basic (loss) per share	3,120,833	2,909,515

Weighted average number of ordinary shares used in computing non-GAAP diluted net earnings (loss) per share	3,120,833	3,309,515